UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ACCURAY INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

001-33301	20-8370041
(Commission File Number)	(IRS Employer Identification No.)

1310 Chesapeake Terrace
Sunnyvale, California 94089

(Address of principal executive offices)

(Zip Code)

Gregory E. Lichtwardt

Executive Vice President and Chief Financial Officer

 (408) 716-4600

 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Accuray Incorporated (the “Company” or “Accuray”) is publicly available on the Company’s internet website at the following link: http://investors.accuray.com/phoenix.zhtml?c=177244&p=irol-sec.

Reasonable Country of Origin Inquiry

The Company has adopted a Conflict Minerals Policy Statement that sets forth the Company’s commitment to avoid the use of “conflict minerals” (as defined in Item 1.01 of Form SD) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries (collectively, the “Covered Countries”), and establishes the Company’s expectation that its suppliers will exercise due diligence on the sources of the conflict minerals used in components they supply to us.  The Conflict Minerals Policy Statement is available at http://www.accuray.com/legal/conflict-minerals-policy-statement.

The Company established the framework for its reasonable country of origin inquiry (“RCOI”) by first extrapolating a bill of materials for its CyberKnife System and TomoTherapy System product lines in order to identify all “buy” level parts and then narrowed the scope to those parts which potentially contained conflict minerals.  The Company then reviewed each individual part to determine whether the Company manufactured such part or exercised any degree of influence over the manufacturing of such part.  Based on this analysis, the Company identified 69 suppliers within the scope of its RCOI.

The Company engaged a third party consultant to assist in conducting the RCOI.  The Company sent the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template to each of the 69 suppliers within the scope of the RCOI.  The suppliers’ responses were reviewed by the Company and the consultant for any disclosure indicating that conflict minerals contained in products supplied to Accuray may have originated in the Covered Countries.  For those suppliers who did not respond or sent back incomplete responses, the Company followed up with them multiple times to request further information. For those suppliers who were unable to identify all sources of their conflict minerals in a timely manner, the Company requested a statement from such suppliers indicating whether they had any reason to believe that any conflict minerals used in products supplied to the Company originated in the Covered Countries.

Of the 69 suppliers in scope of the RCOI, 22 suppliers indicated that the parts supplied to Accuray did not contain conflict minerals, and, of the remaining suppliers, a substantial majority indicated either that the conflict minerals in parts supplied to Accuray did not originate in the Covered Countries or there was no reason to believe that any conflict minerals utilized in such parts originated in the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

Based on its RCOI for the 2013 reporting period, Accuray has no reason to believe that the conflict minerals contained in its CyberKnife System and TomoTherapy System product lines may have originated in the Covered Countries.  Accordingly, Accuray is not required to file a Conflict Minerals Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACCURAY INCORPORATED

Date: June 2, 2014	By:	/s/ Gregory E. Lichtwardt
Gregory E. Lichtwardt
Executive Vice President & Chief Financial Officer